                            JOINT VENTURE AGREEMENT

                                  DATED AS OF

                               NOVEMBER 19, 2001

                                     AMONG

                         ROYAL CARIBBEAN CRUISES LTD.,

                            P&O PRINCESS CRUISES PLC

                                      AND

                                  JOEX LIMITED

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                            ARTICLE 1
                           Definitions
Section 1.01. Definitions...................................     1
                            ARTICLE 2
                     Purposes of The company
Section 2.01. Purpose of the Company........................     4
Section 2.02. Tax Regime....................................     5
Section 2.03. Business Plan.................................     5
Section 2.04. Effectiveness; Term...........................     5
                            ARTICLE 3
         Subscription; Financing; Distributions; Services
Section 3.01. Subscription; Other Items; Representations and
  Warranties................................................     5
Section 3.02. Financing of the Company......................     6
Section 3.03. Other Shareholder Contributions...............     7
Section 3.04. Distributions.................................    10
Section 3.05. Ancillary Services............................    11
Section 3.06. Management Services...........................    11
Section 3.07. No Return of or Income on Initial Shareholder
  Capital...................................................    11
Section 3.08. Foreign Exchange..............................    11
                            ARTICLE 4
                Board of Directors of the Company
Section 4.01. Board of Directors............................    11
Section 4.02. Term..........................................    11
Section 4.03. Vacancies.....................................    11
Section 4.04. Removal.......................................    11
Section 4.05. Meetings of the Board.........................    11
Section 4.06. Committees....................................    12
Section 4.07. Quorum; Manner of Acting......................    12
Section 4.08. Occurrence of a Trigger Event.................    12
                            ARTICLE 5
                   Shareholders of the Company
Section 5.01. Quorum; Manner of Acting......................    13
Section 5.02. Approval Required.............................    13
Section 5.03. Representation At Shareholder Meetings........    15
Section 5.04. Telephonic Meetings...........................    15
Section 5.05. Occurrence of a Trigger Event.................    15
                            ARTICLE 6
                  Financial Matters; Information
Section 6.01. Fiscal Year...................................    16
Section 6.02. Books of Account..............................    16


Section 6.03. Financial Statements..........................    16
Section 6.04. Inspection Rights of Shareholders.............    16
                            ARTICLE 7
                        Certain Covenants
Section 7.01. Confidentiality...............................    16
Section 7.02. Non-competition...............................    17
Section 7.03. Additional Covenants..........................    17
Section 7.04. Enforceability of Covenants...................    17
                            ARTICLE 8
                 Transfer of Shares; Exit Rights
Section 8.01. General Restrictions on Transfers.............    18
Section 8.02. Permitted Transfers...........................    18
Section 8.03. Right to Acquire Shares Upon a Change of
  Control...................................................    18
Section 8.04. Right To Put Shares Upon A Change Of
  Control...................................................    20
Section 8.05. Recognition of Transfer of Shares.............    21
                            ARTICLE 9
                           Termination
Section 9.01. Termination...................................    22
Section 9.02. Effect Of Termination.........................    22
                            ARTICLE 10
                          Miscellaneous
Section 10.01. Notices......................................    23
Section 10.02. Amendments and Waivers.......................    24
Section 10.03. Expenses.....................................    24
Section 10.04. Successors and Assigns.......................    24
Section 10.05. Severability.................................    24
Section 10.06. Specific Performance.........................    25
Section 10.07. Governing Law................................    25
Section 10.08. Arbitration..................................    25
Section 10.09. Counterparts.................................    26
Section 10.10. Further Assurances...........................    26
Section 10.11. Entire Agreement.............................    26
Section 10.12. Conflicts with Company Articles..............    26
Section 10.13. Public Announcements.........................    26
Section 10.14. No Partnership Or Fiduciary Duties...........    26
Section 10.15. Headings.....................................    26
Section 10.16. Interpretation...............................    26
ANNEXES
Annex A -- Royal Caribbean Ship-Build Contracts.............   A-1
Annex B -- P&O Princess Ship-Build Contracts................   B-1
Annex C -- Form of Guaranty of Shareholder Debt Financing...   C-1
Annex D -- Terms of Preferred Stock.........................   D-1
Annex E -- Form of Share Purchase Note......................   E-1

                                       (ii)

                            JOINT VENTURE AGREEMENT

     JOINT VENTURE AGREEMENT (this "AGREEMENT") dated as of November 19, 2001 among ROYAL CARIBBEAN CRUISES LTD., a Liberian corporation ("ROYAL CARIBBEAN"), P&O PRINCESS CRUISES PLC, a company incorporated under the laws of England and Wales ("P&O PRINCESS") and JOEX LIMITED, a company formed under the laws of the Isle of Man (the "COMPANY").

                                  WITNESSETH:

     WHEREAS, each of Royal Caribbean and P&O Princess, having reviewed its existing business, its current business strategy and the future prospects for such business, has determined that entering into a joint venture arrangement with the other party will provide significant benefits that such party would not otherwise be able to recognize in the absence of such joint venture arrangement;

     WHEREAS, each of Royal Caribbean and P&O Princess has agreed that, in order to maximize the potential success of the joint venture arrangements contemplated by the Joint Venture Documents and to align the interests of each of Royal Caribbean and P&O Princess with respect to the joint venture arrangements, it is necessary and appropriate that the Joint Venture Documents contain certain covenants, including provisions restricting each party and its Affiliates (as defined below) from competing with the joint venture and provisions permitting one party to acquire the joint venture interest of the other party upon the occurrence of a change of control with respect to such other party;

     WHEREAS, each of Royal Caribbean and P&O Princess currently holds one Share each in the Company;

     WHEREAS, each of Royal Caribbean and P&O Princess intends to subscribe for, and the Company intends to issue to each of Royal Caribbean and P&O Princess, further Shares in the Company as set forth in this Agreement;

     WHEREAS, the parties hereto desire to enter into this Agreement to govern certain of their rights, duties and obligations after consummation of the transactions contemplated by the Section 3.01 of this Agreement;

     NOW, THEREFORE, the parties hereto agree as follows:

                                   ARTICLE 1

                                  DEFINITIONS

     Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:

     "AFFILIATE" means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person; provided that, for purposes of this Agreement, neither of P&O Princess or Royal Caribbean shall be deemed an Affiliate of the other; provided further that, for purposes of Section 7.02, no Royal Caribbean Significant Shareholder or any of its controlling Affiliates shall be deemed an Affiliate of Royal Caribbean.

     "APRIL BENCHMARK" means the benchmark identified as the "April Benchmark" in the Initial Business Plan.

     "BUSINESS DAY" means any day except a Saturday, Sunday and any other day on which commercial banking institutions in New York City and London are authorized to close (other than solely for trading and dealing in euros).

     "BUYOUT FAIR MARKET VALUE" means the price, expressed in U.S. Dollars, at which such Shares could be sold in an arm's length transaction to an unaffiliated bona fide third party when neither the buyer nor the seller is under any compulsion to consummate a transaction with respect to such Shares, determined assuming that the Initial Shareholder Capital of such Triggering Shareholder has been fully paid to the Company and on the basis that the Ship-Build Contracts have no intrinsic value, but taking into account (i) any diminution in value of the Company resulting from the Triggering Shareholder's withdrawal as a shareholder of the Company and (ii) the number of potential buyers that would be interested in acquiring, and would have the financial resources to acquire, an interest in an operating joint venture engaged in the Joint Venture Business. For purposes of this definition, "unaffiliated bona fide third party" shall not include any Person or group (within the meaning of Rule 13d-1 under the Exchange Act) referred to in Section 8.03(g)(i) or (iii) of this Agreement (other than a Non-Triggering Shareholder and its Affiliates).

     "CLASS A SHARES" means the ordinary shares, par value U.S. $100,000 per share, designated as Class A ordinary shares in the capital of the Company.

     "CLASS B SHARES" means the ordinary shares, par value U.S. $100,000 per share, designated as Class B ordinary shares in the capital of the Company.

     "COMPANY ARTICLES" means the Memorandum and Articles of Association of the Company adopted in accordance with this Agreement, in the agreed form initialled by both Shareholders for identification purposes only.

     "CONTRIBUTION COMPLETION DATE" means, with respect to any Shareholder, the date by which the assignment and transfer of two of such Shareholder's Ship-Build Contracts to the Company (or, if a Ship-Build Contract cannot be assigned and transferred in accordance with Section 3.03, the assignment and transfer of a Contributed Vessel to the Company in lieu of such Ship-Build Contract in accordance with Section 3.03) shall have been consummated, in each case in accordance with the terms of this Agreement.

     "CONTROL" (and the derivative terms "CONTROLLING" and "CONTROLLED") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of Voting Securities, by contract, or otherwise.

     "IB FIRM" means an investment banking firm recognized in the United States and the United Kingdom with no material relationship to either Shareholder or its Affiliates.

     "IMPLEMENTATION AGREEMENT" means the Implementation Agreement, dated as of the date hereof, between Royal Caribbean and P&O Princess.

     "INDEPENDENT ACCOUNTING FIRM" means an internationally recognized accounting firm mutually selected by the Shareholders or, if the Shareholders cannot agree, by the American Arbitration Association, engaged for purposes of determining the book value of a Contributed Vessel pursuant to Section 3.03.

     "INITIAL BUSINESS PLAN" means the initial three-year business plan for the Company agreed between the Shareholders on or prior to the date hereof, as initialed by the both parties for identification purposes only.

     "JANUARY BENCHMARK" means the benchmark identified as the "January Benchmark" in the Initial Business Plan.

     "JOINT VENTURE BUSINESS" means the business of owning, operating, chartering and/or marketing cruise ships which are primarily designated for and marketed to passengers in France, Italy and/or Spain.

     "JOINT VENTURE DOCUMENTS" means this Agreement and the Company Articles.

     "JOINT VENTURE TRANSACTIONS" means the transactions contemplated by this Agreement.

     "LIBOR" means the London Interbank Offered Rate for deposits in U.S. Dollars for comparable maturities, as published in the Wall Street Journal, Eastern Edition, on the applicable date of determination.

     "LIEN" means any mortgage, pledge, lien, deed of trust, hypothecation, claim, security interest, title defect, encumbrance, burden, tax lien (as used in Section 6321 of the United States Internal Revenue Code of 1986, as amended, or similarly by any state, local, or foreign tax authority), charge, or other similar restriction, title retention agreement, option, easement, covenant, encroachment or other adverse claim.

     "OWNERSHIP PERCENTAGE" means, with respect to any Shareholder at any time, the percentage interest in the Company of such Shareholder at such time.

     "PERSON" means an individual, corporation, partnership, association, trust, limited liability company or any other entity or organization, including a government or political subdivision or an agency, unit or instrumentality thereof.

     "RESOLUTIONS" means the resolutions of the members of the Company in the form initialled by each Shareholder to approve the following: (i) the redesignation of the two existing issued shares in the Company as one Class A Share and one Class B Share; (ii) redesignation of the other unissued shares into equal numbers of Class A Shares and Class B Shares and, if appropriate, an increase in share capital by the creation of further Class A Shares and Class B Shares; (iii) the adoption of the Company Articles; and (iv) granting to the directors of the Company the necessary authority to allot the Subscription Shares to the Shareholders.

     "ROYAL CARIBBEAN SIGNIFICANT SHAREHOLDER" means each of (i) A. Wilhelmsen AS, a Norwegian corporation, and (ii) Cruise Associates, a Bahamian general partnership.

     "SECOND CONTRIBUTION DATE" means the date on which each of the Royal Caribbean Significant Shareholders and Monument Capital Corporation shall have executed and delivered to P&O Princess the Stockholders Voting Agreement referred to in Section 4.10.4 of the Implementation Agreement.

     "SECURITY INTEREST" means: (i) a mortgage, pledge, lien, charge, assignment, hypothecation, encumbrance, security interest or any interest or power otherwise arising in or over any interest in any share or reserved in or over an asset, or any other right of a creditor to have a claim satisfied prior to the other creditors from the proceeds of any asset; or (ii) an agreement to create or give any security or right referred to in (i).

     "SHAREHOLDER" means each of Royal Caribbean and P&O Princess.

     "SHARES" means the Class A Shares and the Class B Shares.

     "SUBSIDIARY" means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person.

     "SUBSCRIPTION SHARES" means, in respect of P&O Princess, 4,999 Class A Shares and, in respect of Royal Caribbean, 4,999 Class B Shares, to be subscribed for in accordance with Section 3.01.

     "TRANSFER" means any direct or indirect sale, transfer, exchange, pledge, hypothecation, or other disposition (by operation of law, issue of new equity securities or otherwise) of Shares or any interest (beneficial or otherwise) in Shares.

     "UKLA" means the Financial Services Authority acting in its role as the U.K. Listing Authority.

     "UNPAID SHAREHOLDER CAPITAL" means with respect to a Shareholder at any time, an amount equal to (i) $500,000,000, less (ii) all cash amounts paid to the Company by such Shareholder with respect to such Shareholder's Initial Shareholder Capital from the date of this Agreement until such time.

     "VOTING SECURITIES" means, with respect to any Person, shares of capital stock of such Person which are generally entitled to vote in the election of directors of such Person.

     (a) Each of the following terms is defined in the Section set forth opposite such term:

TERM                                                          SECTION
----                                                          --------
Additional Shareholder Capital..............................      3.02
Ancillary Services Agreements...............................      3.05
Attributable Indebtedness...................................      3.03
Board.......................................................      4.01
Buyout Notice...............................................      8.03
Call Amount.................................................      8.03
Change of Control...........................................      8.03

TERM                                                          SECTION
----                                                          --------
Change of Control Notice....................................      8.03
Company.....................................................  Preamble
Company Enterprise Value....................................      8.04
Competing Business..........................................      7.02
Contributed Shareholder Capital.............................      3.02
Contributed Vessel..........................................      3.03
Contributed Vessel Payment Amount...........................      3.03
Contributed Vessel Transfer Deadline........................      3.03
Debt Agreement..............................................      4.07
Disputes....................................................     10.08
Final Award.................................................     10.08
Fiscal Year.................................................      6.01
Fundamental Decision........................................      5.02
Funded Ship-Build Contract Payments.........................      3.03
Funding Shareholder.........................................      3.02
Initial Shareholder Capital.................................      3.02
Management Services Agreements..............................      3.06
Non-Funding Shareholder.....................................      3.02
Non-Shareholder Director....................................      4.01
Non-Triggering Shareholder..................................      8.03
P&O Princess................................................  Preamble
P&O Princess Contributed Vessel.............................      3.03
P&O Princess Director.......................................      4.01
P&O Princess Ship-Build Contract............................      3.03
Permitted Transferee........................................      8.02
Put Notice..................................................      8.04
Put Right...................................................      8.04
Put Share Amount............................................      8.04
Related Persons.............................................      7.01
Representative..............................................      5.03
Required Governmental Approvals.............................      3.03
Royal Caribbean Contributed Vessel..........................      3.03
Royal Caribbean Director....................................      4.01
Royal Caribbean Ship-Build Contract.........................      3.03
Shareholder Debt Financing..................................      3.02
Ship-Build Contract.........................................      3.03
Shipyard Consent............................................      3.03
Substitution Assignment Deadline............................      3.03
Substitution Designation Date...............................      3.03
Term........................................................      2.04
Tribunal....................................................     10.08
Trigger Event...............................................      8.03
Triggering Shareholder......................................      8.03
U.K. GAAP...................................................      6.03
U.S. GAAP...................................................      6.03

                                   ARTICLE 2

                            PURPOSES OF THE COMPANY

     Section 2.01. Purpose of the Company. The Company has been formed for the object and purpose of, and the nature of the business to be conducted by the Company is, engaging in the Joint Venture Business and in any and all activities necessary or incidental to the foregoing. The Shareholders shall cooperate with each other and shall act reasonably and in good faith in the operation of the Company to achieve this objective.

     Section 2.02. Tax Matters. (a) The parties intend that the Company, from the date hereof, will be an international company under the International Business Company Act 1994 of the Isle of Man. If clearance of such status is not obtained from the Isle of Man tax authority, the parties will consult with each other in good faith with a view to relocating the Company in a more tax efficient jurisdiction.

     (b) Prior to the commencement of operations by the Company, the Shareholders shall consult with each other in good faith with a view to agreeing the tax regime that should apply to the Company's operations. The Shareholders shall further negotiate in good faith the actions to be taken by the Company and the Shareholders in order to ensure that such agreed upon regime or regimes apply.

     Section 2.03. Business Plan. The Shareholders shall cause the Company to be operated in accordance with the Initial Business Plan, as the same may be amended in accordance with Section 5.02, until such time as a subsequent business plan has been approved by the Shareholders in accordance with Section 5.02.

     Section 2.04. Effectiveness; Term. The Agreement shall be effective as of the date hereof and shall continue in full force and effect unless otherwise terminated pursuant to Section 9.01 (the "TERM"); provided that no Shareholder shall have any obligation under Sections 3.01(e), 3.02, 3.03, 7.02 and 7.03 until the Second Contribution Date.

                                   ARTICLE 3

                SUBSCRIPTION; FINANCING; DISTRIBUTIONS; SERVICES

     Section 3.01. Subscription; Other Items; Representations and Warranties.

     (a)   On the date of this Agreement:

        (i) the Shareholders have procured or will procure that the Resolutions are duly passed as special or ordinary resolutions, as the case may be, of the Company;

        (ii) each of Royal Caribbean and P&O Princess shall subscribe, partly paid, for the number and class of Subscription Shares set forth opposite its name in the table below:

                                                 NUMBER OF           CLASS OF
NAME                                        SUBSCRIPTION SHARES       SHARES        SUBSCRIPTION PRICE
----                                        -------------------   --------------    ------------------
P&O Princess..............................         4,999          Class A Shares    U.S. $0.01 per
                                                                                    Subscription Share
Royal Caribbean...........................         4,999          Class B Shares    U.S. $0.01 per
                                                                                    Subscription Share

        (iii) the Subscription Price shall be paid to the Company by each Shareholder in cash;

        (iv)  the Initial Business Plan shall be adopted; and

        (v) the Shareholders have procured or will procure that at a meeting of the directors of the Company, the directors shall resolve that:

             (A) each of the directors named in Section 4.01(b) shall be appointed as directors of the Company and Simon Cain shall be appointed as Secretary of the Company, each in accordance with the Company Articles;

             (B) the accounting reference date of the Company shall be changed to December 31 in each year;

             (C)  KPMG LLP shall be appointed as auditors of the Company; and

                 (D) the registered office of the Company shall be changed to 33 -- 37 Athol Street, Douglas, Isle of Man, IM1 1LB.

     (b) The Subscription Shares shall be issued to the Shareholders free from any Security Interest, options, equities, claims or other third party rights (including rights of pre-emption) of any nature whatsoever and shall rank pari passu in all respects with the existing Shares of the same class.

     (c) Each of Royal Caribbean and P&O Princess consent to their respective names being entered, and the Company shall enter, the names of (and issue share certificates representing the Shares held by) each of Royal Caribbean and P&O Princess, into the register of members of the Company in respect of the Subscription Shares and each of Royal Caribbean and P&O Princess agree that they will take such Subscription Shares with the benefit of the rights and subject to the restrictions set out in this Agreement and the Company Articles.

     (d) Each of Royal Caribbean and P&O Princess represents and warrants to the Company and to each other as of the date of this Agreement, that:

           (i) such Shareholder is duly organized under the laws of the jurisdiction of its organization;

           (ii) the execution and delivery of this Agreement, and the performance of Section 3.01 of this Agreement, are within the powers of that Shareholder and has been duly authorized by all requisite action on its part; and that this Agreement has been duly executed and delivered by that Shareholder and it constitutes (assuming in each case due authorization, execution and delivery by each other party to this Agreement) valid and binding obligations of that Shareholder, enforceable against that Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and general equity principles;

           (iii) the execution and delivery of this Agreement, and the performance by such Shareholder of Section 3.01 of this Agreement, do not and will not (i) violate the constitutional documents of that Shareholder as in effect at the date of this Agreement, (ii) violate any applicable law, rule, regulation, judgment, injunction, order or decree, or (iii) require any consent or other action by any Person that has not been obtained under, or constitute a default under, any material agreement or other instrument binding upon that Shareholder, that, in the cases of clauses (ii) and (iii), would materially affect or delay the execution or delivery of this Agreement, or the performance of Section 3.01 of this Agreement, by that Shareholder.

     (e) On the first Business Day immediately following the Second Contribution Date, each Shareholder shall pay to the Company $5,000,000 in cash (by wire transfer of immediately available funds) as a part payment on its Shares, and the Company shall hereby be deemed to have made a call of such amount on the Shares with respect to such Shareholder's Initial Shareholder Capital.

     Section 3.02. Financing of the Company. (a) Pursuant to Section 3.01(a) above, each of P&O Princess and Royal Caribbean has agreed to contribute $500,000,000 to the capital of the Company (the "INITIAL SHAREHOLDER CAPITAL") in the form of partly paid Class A Shares and Class B Shares, respectively. The parties acknowledge that, unless otherwise agreed between the Shareholders, neither Shareholder shall be required to make equity contributions to the Company in excess of $500,000,000 in the aggregate (it being understood that any payments in cash by a Shareholder to pay on its partly paid Shares are counted against such $500,000,000 amount).

     (b) Each of the Shareholders shall assist the Company in obtaining such third party financing as the Shareholders shall determine that the Company requires from time to time to conduct the Joint Venture Business in accordance with the Initial Business Plan, including by provision of guaranties to such third party financing sources, such guaranties to be given by the Shareholders severally and on identical terms; provided that P&O Princess's obligation to provide such guaranties shall be subject to the listing rules of the UKLA (including, if necessary, shareholder approval); provided further that under no circumstances shall Royal Caribbean be required to provide such a guaranty unless P&O Princess does so on identical terms. To the extent that the Company is unable to obtain all or part of such additional financing from third parties, the Shareholders shall provide, and the Company shall incur, any additional financing approved pursuant to Section 5.02 (each such financing, a "SHAREHOLDER DEBT FINANCING"), such financing to be provided in the form of subordinated debt financing (or in such other form, such as preference share financing, as the Shareholders may agree) and contributed to the Company by each Shareholder simultaneously, upon identical terms and in the same proportion as the Shareholders' respective Ownership Percentages. All Shareholder Debt Financing shall bear interest at a rate equal to LIBOR plus 1% per annum. In the event that the incurrence by the Company of indebtedness in connection with any Shareholder Debt Financing is approved pursuant to Section 5.02 and a Shareholder (the "NON-FUNDING SHAREHOLDER") elects not to provide its pro rata portion of such Shareholder Debt Financing, the other Shareholder (the "FUNDING SHAREHOLDER") may elect to provide to the Company the entire amount of such Shareholder Debt Financing that has been approved in accordance with Section
5.02. Simultaneously with the provision of Shareholder Debt Financing by a Funding Shareholder, the Non-Funding Shareholder shall (i) subject to the listing rules of the UKLA (including, if necessary, shareholder approval), issue to the Funding Shareholder a guaranty of 50% of the principal amount of the indebtedness incurred by the Company in connection with such Shareholder Debt Financing in the form of Annex C hereto, and (ii) pay to the Funding Shareholder, as additional interest, on a quarterly basis in arrears, for so long as such Shareholder Debt Financing is outstanding, an amount equal to 5% per annum of the principal amount of such Shareholder Debt Financing outstanding from time to time, and enter into such documentation evidencing such obligation as the Funding Shareholder shall reasonably request.

     Section 3.03. Other Shareholder Contributions. (a) Royal Caribbean agrees to transfer and assign (or cause any Subsidiary that is a party to such agreement to transfer and assign) to the Company, and the Company shall accept such assignment and assume, each of the contracts for new ship-builds identified on Annex A hereto (each a "ROYAL CARIBBEAN SHIP-BUILD CONTRACT") on the date set for such assignment and transfer as determined pursuant to Section 5.02 (such date determined with respect to any such assignment or transfer, the "INITIAL ASSIGNMENT DEADLINE").

     (b) P&O Princess agrees to transfer and assign (or cause any Subsidiary that is a party to such agreement to transfer and assign) to the Company, and the Company shall accept such assignment and assume, each of the contracts for new ship-builds identified on Annex B hereto (each a "P&O PRINCESS SHIP-BUILD CONTRACT", and each Royal Caribbean Ship-Build Contract and P&O Princess Ship-Build Contract, a "SHIP-BUILD CONTRACT") on the Initial Assignment Deadline.

     (c) Each party hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to effect the assignments described in Sections 3.03(a), (b), (c) and (d) including all things necessary, proper or advisable to obtain any consents, approvals and waivers from any other party to a Ship-Build Contract required to be obtained (including (i) the provision of any guaranty by Royal Caribbean required by any other party to such Royal Caribbean Ship-Build Contract, or (ii) the provision of any guaranty by P&O Princess required by any other party to such P&O Princess Ship-Build Contract (subject to the listing rules of the UKLA (including, if necessary, shareholder approval)) but expressly excluding in either case the payment of any consideration to any third party, except for the guaranties referred to in this parenthetical; provided that, if applicable, any guaranty given by a Shareholder pursuant to this sentence shall not be more unfavorable to such Shareholder in any material respect than any guaranty such Shareholder has given to such third party prior to the date hereof). In the event that such assignment cannot be effected by the Initial Assignment Deadline due to the failure to obtain a Shipyard Consent (as defined below), the Shareholder required to assign, or cause the assignment of, such contract shall be required to designate, no later than five Business Days after the applicable Initial Assignment Deadline (the "SUBSTITUTION DESIGNATION DATE") a different ship-build contract to be assigned to the Company and upon such assignment and assumption, such designated ship-build contract shall be a Royal

Caribbean Ship-Build Contract or a P&O Princess Ship-Build Contract, as the case may be, for purposes of this Agreement; provided that the ship that is the subject of such contract is of a comparable class and value to the ship that is the subject of the Royal Caribbean Ship-Build Contract or P&O Princess Ship-Build Contract listed on Annex A or Annex B, respectively, which cannot be assigned; and provided further that any substitution of a Royal Caribbean Ship-Build Contract shall be reasonably acceptable to P&O Princess (as confirmed in writing), and any substitution of a P&O Princess Ship-Build Contract shall be reasonably acceptable to Royal Caribbean (as confirmed in writing).

     (d) In the event that the assignment of a substituted Royal Caribbean Ship-Build Contract or a substituted P&O Princess Ship-Build Contract cannot be effected by the date which is one month after the applicable Substitution Designation Date (the "SUBSTITUTION ASSIGNMENT DEADLINE") due to the failure to obtain a Shipyard Consent with respect to such substituted Ship-Build Contract, the Shareholder required to assign, or cause the assignment of, such contract shall be required to designate within five Business Days after the applicable Substitution Assignment Deadline, an existing vessel owned by such Shareholder or one of its wholly-owned Subsidiaries (each a "ROYAL CARIBBEAN CONTRIBUTED VESSEL" or "P&O PRINCESS CONTRIBUTED VESSEL", as the case may be, and either a "CONTRIBUTED VESSEL") to be contributed to the Company in lieu of the assignment of such substituted Royal Caribbean Ship-Build Contract or P&O Princess Ship-Build Contract, as the case may be; provided that the Royal Caribbean Contributed Vessel or P&O Princess Contributed Vessel that has been so designated pursuant to this subsection is of a comparable class and value to the ship that is the subject of the Royal Caribbean Ship-Build Contract or P&O Princess Ship-Build Contract listed on Annex A or Annex B, respectively, which cannot be assigned, and can be transferred to the Company by the applicable Contributed Vessel Transfer Deadline (as defined below); provided further that any designation of a Royal Caribbean Contributed Vessel shall be reasonably acceptable to P&O Princess (as confirmed in writing), and any designation of a P&O Princess Contributed Vessel shall be reasonably acceptable to Royal Caribbean (as confirmed in writing). In the event a Shareholder has designated a Royal Caribbean Contributed Vessel or a P&O Princess Contributed Vessel, as the case may be, pursuant to this Section 3.03(d), and the Shareholder or a Subsidiary of such Shareholder has incurred indebtedness that is specifically attributable to such designated vessel ("ATTRIBUTABLE INDEBTEDNESS"), such Shareholder may elect to assign (or cause the assignment of) such Attributable Indebtedness to the Company at the same time that the Royal Caribbean Contributed Vessel or P&O Princess Contributed Vessel, as the case may be, is transferred to the Company. If a Shareholder elects to have such Attributable Indebtedness assigned pursuant to this Section 3.03(d), each party hereto shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to effect the assignment and assumption of such Attributable Indebtedness pursuant to this Section 3.03(d); provided that, if (i) a consent, approval or waiver is required to be obtained prior to the assignment and assumption of any Attributable Indebtedness, and such consent, approval or waiver cannot be obtained after the Shareholders have used their reasonable best efforts to obtain such consent, approval or waiver or (ii) an attempted assignment and assumption of such Attributable Indebtedness would be ineffective or would adversely affect the rights of the parties hereto then, in each case, the Shareholders shall negotiate in good faith a mutually agreeable alternative arrangement that would obtain the economic effect of an assignment to and an assumption by the Company of such Attributable Indebtedness. Any transfer of a Royal Caribbean Contributed Vessel or a P&O Princess Contributed Vessel to the Company pursuant to this subsection shall be made free and clear of any Lien (except for any Lien relating to Attributable Indebtedness that the applicable Shareholder has elected to have assigned to the Company) and shall be transferred pursuant to customary documentation reasonably satisfactory to both Shareholders, in consideration of the payments described in Section 3.03( f). The transfer of a Contributed Vessel to the Company pursuant to this Section 3.03(d) shall be effected as soon as practicable after receipt of all Required Governmental Approvals, if any. Effective upon the transfer of a Contributed Vessel to the Company pursuant to this Section 3.03(d), the Company and the transferring Shareholder shall enter into a charter arrangement, pursuant to which the Company shall charter the Contributed Vessel to the transferring Shareholder on bareboat charter hire terms customary for arrangements of this kind and reasonably acceptable to the other Shareholder. At such time as delivery of the Contributed Vessel to the Company is required by the Company as determined pursuant to Section 5.02, the Contributed Vessel shall be redelivered to the Company by the transferring Shareholder. In the event that a Contributed Vessel chartered to a Shareholder pursuant to this Section 3.03(d) is delivered to such Shareholder pursuant to Section 9.02, the term of such charter arrangement shall terminate upon such delivery.

     (e) For the avoidance of doubt, the assignment of any Royal Caribbean Ship-Build Contract or any P&O Princess Ship-Build Contract shall be made solely in return for the Company taking on the obligations of the relevant Shareholder or its Subsidiary to all third parties under such contracts. However, in the event that prior to any assignment pursuant to Section 3.03(a), (b) or (c) above, a Shareholder or any of its Subsidiaries has paid any amounts to a contractor or other third party under the terms of a Royal Caribbean Ship-Build Contract or a P&O Princess Ship-Build Contract, as the case may be (the aggregate amount of such payments with respect to a Royal Caribbean Ship-Build Contract or a P&O Princess Ship-Build Contract, as the case may be, the "FUNDED SHIP-BUILD CONTRACT PAYMENTS"), upon such assignment and assumption (i) the Company shall call for payment of an amount of such Shareholder's Initial Shareholder Capital equal to the Funded Ship-Build Contract Payments, and such Shareholder shall pay to the Company, as soon as practicable after the receipt of such call, as payment on such Initial Shareholder Capital, an amount in cash (by wire transfer of immediately available funds) equal to the Funded Ship-Build Contract Payments, and (ii) upon receipt of such cash proceeds from the Shareholder, the Company shall pay such proceeds to the Shareholder or, if a Subsidiary of such Shareholder paid the Funded Ship-Build Contract Payments, to such Subsidiary (without reduction for any taxes, charges or set-offs, except as required by law). To the extent that the amount of the Funded Ship- Build Contract Payments exceeds the Unpaid Shareholder Capital of such Shareholder, the payments described in clauses (i) and (ii) of the preceding sentence shall be made until such Unpaid Shareholder Capital is reduced to zero, and thereafter the amount of such excess shall be paid by the Company to the Shareholder or, if a Subsidiary of such Shareholder paid the Funded Ship-Build Contract Payments, to such Subsidiary (without reduction for any taxes, charges or set- offs, except as required by law). In paying such excess, the Company shall fund such excess through third party debt financing or Shareholder Debt Financing.

     (f) Prior to any transfer of a Royal Caribbean Contributed Vessel or a P&O Princess Contributed Vessel to the Company pursuant to Section 3.03(d), the Shareholders shall cause the book value of the Royal Caribbean Contributed Vessel or the P&O Princess Contributed Vessel, as the case may be, to be determined and certified by an Independent Accounting Firm. Upon the closing of the transfer of such Contributed Vessel, (i) the Company shall call for payment of an amount of such Shareholder's Initial Shareholder Capital equal to the result of (A) the book value as certified by the Independent Accounting Firm in accordance with this subsection, less (B) the amount of Attributable Indebtedness, if any, to be assumed by the Company with respect to such Contributed Vessel (such result, the "CONTRIBUTED VESSEL PAYMENT AMOUNT"), and such Shareholder shall pay to the Company, as soon as practicable after the receipt of such call, as payment on such Initial Shareholder Capital, an amount in cash (by wire transfer of immediately available funds) equal to the Contributed Vessel Payment Amount, and (ii) upon receipt of such cash proceeds from the Shareholder, the Company shall pay such proceeds to such Shareholder or, if title to the vessel was transferred by a Subsidiary of such Shareholder, to such Subsidiary (without reduction for any taxes, charges or set-offs, except as required by law). To the extent that such Contributed Vessel Payment Amount exceeds the Unpaid Shareholder Capital of such Shareholder, the payments by the Company described in the preceding sentence shall be made until such Unpaid Shareholder Capital is reduced to zero, and thereafter the amount of such excess shall be paid by the Company to such Shareholder or, if title to the vessel was transferred by a Subsidiary of such Shareholder, to such Subsidiary (without reduction for any taxes, charges or set-offs, except as required by law). In paying such excess, the Company shall fund such excess through third party debt financing or Shareholder Debt Financing.

     (g) Notwithstanding the foregoing, until such time as (i) a Royal Caribbean Ship-Build Contract set forth on Annex A has been assigned to the Company pursuant to Section 3.03(a), (ii) a substitute Ship-Build Contract has been assigned to the Company pursuant to Section 3.03(c) in lieu of such contract set forth on Annex A, (iii) a Royal Caribbean Contributed Vessel has been transferred to the Company pursuant to Section 3.03(d) in lieu of such contract set forth on Annex A, or (iv) this Agreement has been terminated pursuant to Sections 9.01(a) or 9.01(c), Royal Caribbean shall hold (or cause any Subsidiary that is a party to such agreement to hold) each Royal Caribbean Ship-Build contract set forth on Annex A on trust for the Company, subject to the Company reimbursing that Shareholder (or its Subsidiary) for all amounts expended thereunder and/or directly meeting amounts due upon delivery to the Company of the ship to which the contract relates; provided that, following the Initial Assignment Deadline, Royal Caribbean shall continue to use its reasonable best efforts pursuant to Section 3.03(c) to assign the Royal Caribbean Ship-Build Contract held on trust pursuant to this Section to the Company notwithstanding any other provision of this Article 3; provided further that, at all times prior to the occurrence of a Trigger Event with respect to Royal Caribbean, all actions and decisions taken with respect to a Royal Caribbean Ship-Build Contract, whether prior to or after an assignment of such Ship-Build Contract to the Company pursuant to this Agreement, shall be taken by Royal Caribbean, subject to such action or decision not being materially detrimental to the interests of the Joint Venture in such Ship-Build Contract.

     (h) Notwithstanding the foregoing, until such time as (i) a P&O Princess Ship-Build Contract set forth on Annex B has been assigned to the Company pursuant to this Section 3.03(b), (ii) a substitute Ship-Build Contract has been assigned to the Company pursuant to Section 3.03(c) in lieu of such contract set forth on Annex B, (iii) a P&O Princess Contributed Vessel has been transferred to the Company pursuant to Section 3.03(d) in lieu of such contract set forth on Annex B, or (iv) this Agreement has been terminated pursuant to Sections 9.01(a) or 9.01(c), P&O Princess shall hold (or cause any Subsidiary that is a party to such agreement to hold) each P&O Princess Ship-Build contract set forth on Annex B on trust for the Company, subject to the Company reimbursing that Shareholder (or its Subsidiary) for all amounts expended thereunder and/or directly meeting amounts due upon delivery to the Company of the ship to which the contract relates; provided that, following the Initial Assignment Deadline, P&O Princess shall continue to use its reasonable best efforts pursuant to Section 3.03(c) to assign the P&O Princess Ship-Build Contract held on trust pursuant to this Section to the Company notwithstanding any other provision of this Article 3; provided further that, at all times prior to the occurrence of a Trigger Event with respect to P&O Princess, all actions and decisions taken with respect to a P&O Princess Ship-Build Contract, whether prior to or after an assignment of such Ship-Build Contract to the Company pursuant to this Agreement, shall be taken by P&O Princess, subject to such action or decision not being materially detrimental to the interests of the Joint Venture in such Ship-Build Contract.

     (i) Notwithstanding anything in this Article 3 to the contrary, no Shareholder shall be required to assign or transfer a Ship-Build Contract or Contributed Vessel (i) with respect to a Ship-Build Contract, in the absence of any consent, approval or waiver from any party to such Ship-Build Contract required to be obtained prior to effecting such assignment or assumption (a "SHIPYARD CONSENT"), or (ii) otherwise, material violation of any applicable law, statute, ordinance, rule, regulation, judgment, order or decree (including the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other applicable anti-trust laws) ("REQUIRED GOVERNMENTAL APPROVALS").

     Section 3.04. Distributions. Unless otherwise agreed by the Shareholders, until December 31, 2006, the Company shall not, and shall not propose to, declare or pay any dividends on or make other distributions in respect of the Shares.

     Section 3.05. Ancillary Services. The Shareholders will enter into separate agreements with the Company for the provision of ancillary services on the terms (including as to calculation of fees) set forth in the Initial Business Plan (the "ANCILLARY SERVICES AGREEMENTS").

     Section 3.06. Management Services. The Shareholders will enter into separate agreements with the Company for the provision of management services on the terms (including as to calculation of fees) set forth in the Initial Business Plan (the "MANAGEMENT SERVICES AGREEMENTS").

     Section 3.07. No Return of or Income on Initial Shareholder Capital. (a) Except as otherwise provided in this Agreement or in any subsequent agreement relating to any Shareholder Debt Financing, no Shareholder shall be permitted to borrow, make an early withdrawal of, or demand or receive a return of any portion of Initial Shareholder Capital or any Shareholder Debt Financing.

     (b) No Shareholder shall receive any interest, salary or drawing with respect to its Initial Shareholder Capital or for services rendered to or on behalf of the Company or otherwise in its capacity as a Shareholder, except as provided in the Ancillary Services Agreements and the Management Services Agreements and except for principal and interest payable with respect to Shareholder Debt Financing.

     Section 3.08. Foreign Exchange. Any amounts owed to either Shareholder (or any Subsidiary of either Shareholder) which is denominated in a currency other than U.S. Dollars shall be translated into U.S. Dollars at an exchange rate agreed by the Board.

                                   ARTICLE 4

                       BOARD OF DIRECTORS OF THE COMPANY

     Section 4.01. Board of Directors. (a) The business and affairs of the Company shall be managed under the direction of the Board of Directors of the Company (the "BOARD").

     (b) During the Term, the Board shall consist of five directors; two such directors shall be nominated by Royal Caribbean (each a "ROYAL CARIBBEAN DIRECTOR"), two such directors shall be nominated by P&O Princess (each a "P&O PRINCESS DIRECTOR") and one such director shall be an Isle of Man resident and jointly nominated by the Shareholders (the "NON-SHAREHOLDER DIRECTOR"). The initial Royal Caribbean Directors shall be Richard Fain and Richard Glasier, the initial P&O Princess Directors shall be Peter Ratcliffe and Nick Luff and the initial Non-Shareholder Director shall be Simon Cain. Royal Caribbean and P&O Princess shall take all action necessary to cause the nominees as contemplated above to be elected to the Board (including by causing all Shares owned by them to be voted in favor of such nominees).

     Section 4.02. Term. Each director shall hold office until a successor shall have been duly elected and qualified or until the earlier of death, resignation or removal.

     Section 4.03. Vacancies. Whenever any vacancy shall have occurred in the Board as a result of the death, resignation or removal of a director nominated by Royal Caribbean or P&O Princess, Royal Caribbean and P&O Princess shall take all action necessary to cause another person nominated by the same party to be elected to the Board (including by causing all Shares owned by them to be voted in favor of such nominee).

     Section 4.04. Removal. Any director nominated by Royal Caribbean or P&O Princess as provided above shall be removed only for cause or with the consent of such party, in which event Royal Caribbean and P&O Princess shall take all action necessary to cause such director to be removed or, absent which event, to prevent the removal of such director as contemplated herein (including by causing all Shares owned by them to be voted in favor of such removal or to prevent such removal, as the case may be).

     Section 4.05. Meetings of the Board. (a) The Board shall hold its meetings at such place, either within or without the Isle of Man, and at such time as may be determined from time to time by the Board; provided that the Board shall not hold any meeting in the United Kingdom.

     (b) The Board shall meet for the purpose of organization, the election of officers and the transaction of other business, as soon as practicable after each annual meeting of shareholders, on the same day and at the same place where such annual meeting shall be held. Notice of such meeting need not be given. In the event such annual meeting is not so held, the annual meeting of the Board may be held at such place, either within or without the Isle of Man (subject to the proviso in Section 4.05(a)) on such date and at such time as shall be specified in a notice thereof or in a waiver of notice thereof signed by any director who chooses to waive the requirement of notice.

     (c) After the place and time of regular meetings of the Board shall have been determined and notice thereof shall have been once given to each member of the Board, regular meetings may be held without further notice being given; provided that such regular meetings shall be held at least quarterly.

     (d) Special meetings of the Board shall be called by the Secretary of the Company upon the written request of any director. Notice of special meetings of the Board shall be given to each director at least five Business Days before the meeting date in such manner as is determined by the Board. A written waiver of any such notice signed by a director, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except when such director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business at such meeting because the meeting is not validly called or convened.

     (e) Any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all the members of the Board or committee consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

     (f) Members of the Board or any committee thereof may participate in a meeting of the Board or such committee by means of conference telephone or similar communications equipment through which all persons participating in the meeting can communicate with each other, and such participation in a meeting shall constitute presence in person at such meeting.

     Section 4.06. Committees. The Board may, in its discretion, designate one or more committees to consist of two or more directors; provided that each such committee shall consist of an even number of directors. Each Committee will include an equal number of Royal Caribbean Directors and P&O Princess Directors. Such committees shall have and may exercise such powers as shall be conferred or authorized by the resolution appointing them.

     Section 4.07. Quorum; Manner of Acting. The presence of at least one Royal Caribbean Director and one P&O Princess Director shall constitute a quorum for the transaction of business; provided that no action may be taken by the Board (or any committee) on any matter without the affirmative vote of at least one Royal Caribbean Director and one P&O Princess Director.

     Section 4.08. Occurrence of a Trigger Event. Notwithstanding anything in this Agreement to the contrary:

     (a) upon the occurrence of a Trigger Event described in Section 8.03(f)(ii) with respect to a Shareholder and until an approved transaction referred to therein has been definitively terminated or abandoned, (i) the presence of a director nominated by such Shareholder shall not be required for the purpose of constituting a quorum for the taking of any action implementing the matters described in Section 5.05(a)(i), (ii) the affirmative vote of a director nominated by such Shareholder shall not be required for the Board to take action with respect to any matter described in Section 5.05(a)(i), and
(iii) the director nominated by such Shareholder shall have no right to vote with respect to any matter described in Section 5.05(a)(i) presented to or decided upon by the Board; and

     (b) upon the occurrence of a Change of Control with respect to a Shareholder, (i) the presence of a director nominated by such Shareholder shall not be required for the purpose of constituting a quorum for the transaction of business by the Board, (ii) the affirmative vote of a director nominated by such Shareholder shall not be required for the Board to take action on any matter,
(iii) the directors nominated by such Shareholder shall have no right to vote with respect to any matter presented to or decided upon by the Board, and (iv) such Shareholder shall no longer have the right to nominate any director, fill vacancies on the Board, or remove any director from the Board, and such Shareholder shall use its reasonable best efforts to cause any director nominated by it to the Board to resign as promptly as possible from the Board.

                                   ARTICLE 5

                          SHAREHOLDERS OF THE COMPANY

     Section 5.01. Quorum; Manner of Acting. The presence of both Shareholders shall constitute a quorum for the transaction of business. Subject to Section 5.05, no one Shareholder can bind the Company unless authorized by both Shareholders pursuant to this Agreement.

     Section 5.02. Approval Required. In addition to any other approval required under applicable law or otherwise, the following matters (each a "FUNDAMENTAL DECISION") shall require the prior approval of both Shareholders, and shall not be carried out by the Company or any of its Subsidiaries unless such prior approval has been given:

          (i) the approval of any business plan or budget of the Company, other than the Initial Business Plan (which has been approved by Royal Caribbean and P&O Princess on or prior to the date hereof);

          (ii) the amendment of any business plan or budget (including the Initial Business Plan) or, except as otherwise contemplated by Sections 3.03(g) and (h), any Ship-Build Contract;

          (iii) the appointment or removal of any principal officer of the Company;

          (iv) the commitment to make any capital expenditure with respect to any transaction or series of related transactions if the payment or payments made or to be made in respect thereof would exceed $1,000,000 (other than with respect to a Ship-Build Contract or a Contributed Vessel that has been assigned or transferred to the Company in accordance with the terms of this Agreement, except as otherwise contemplated by Sections 3.03(g) and (h));

          (v) any agreements providing for payments individually or in the aggregate in excess of $500,000 or not in the ordinary course of business (other than with respect to a Ship-Build Contract that has been assigned to the Company, or with respect to a Contributed Vessel to be transferred to the Company, in each case, in accordance with the terms of this Agreement, except as otherwise contemplated by Sections 3.03(g) and (h));

          (vi) the issuance, or repurchase, reduction or redemption, by the Company of any debt or equity security (or option, warrant, convertible or other similar right with respect to any debt or equity security);

          (vii) the undertaking by the Company of any business other than the Joint Venture Business;

          (viii) the creation or designation of any committee of the Board and such committee's composition and powers;

          (ix) any transaction (other than in accordance with the terms of an existing, previously approved agreement, including this Agreement) or agreement by the Company or any of its Subsidiaries with any Shareholder, any of such Shareholder's Affiliates, or any director or employee or such Persons (including, without limitation, the Ancillary Services Agreements and the

     Management Services Agreements) and any action by the Company with respect to the Company's rights and obligations under any such agreement;

          (x) any dividend or other distribution in respect of any shares of capital stock;

          (xi) (y) any merger or consolidation of the Company or any of its material Subsidiaries (other than mergers or consolidations among the Company and its wholly-owned Subsidiaries, or among the Company's wholly-owned Subsidiaries alone) or (z) any acquisition or disposition of capital stock or assets by the Company, in one transaction or a series of related transactions, in excess of $1,000,000 (other than the acquisition of a vessel under any Ship-Build Contract or the acquisition of a Royal Caribbean Contributed Vessel or a P&O Princess Contributed Vessel in accordance with the terms of this Agreement);

          (xii) any sale of (or grant of charge or option over) all or substantially all of the assets of the Company;

          (xiii)  any amendment of the Company Articles;

          (xiv) the discontinuance, winding up, dissolution or liquidation of the Company or any of its Subsidiaries, or the voluntary commencement of any proceeding seeking reorganization or relief with respect to the Company or any of its Subsidiaries under bankruptcy or similar laws;

          (xv) (A) the entering into of any agreement, commitment or other instrument providing for, with respect to or evidencing the incurrence of any indebtedness for borrowed money (a "DEBT AGREEMENT") if the maximum amount of indebtedness for borrowed money that could be outstanding or incurred under such Debt Agreement would exceed $1,000,000 in principal amount, or (B) the amendment, extension or renewal of any Debt Agreement the entering into of which required approval under Section 5.02(xv)(A) hereof;

          (xvi) the undertaking or settlement of any suit, claim or cause of action;

          (xvii) the adoption of or any material change to employment agreements and compensation with respect to officers and other employees of the Company or any of its Subsidiaries;

          (xviii) the adoption or amendment of any plan or arrangement providing for pension or other benefits for employees of the Company or any of its Subsidiaries;

          (xix) the grant of any material lien, mortgage, pledge, hypothecation, assignment, encumbrance or other security interest with respect to any assets of the Company or any of its Subsidiaries;

          (xx)    any guaranties of the obligations of any third party;

          (xxi)   the appointment and removal of auditors;

          (xxii) the adoption or modification of any material tax or accounting practices and policies (unless required by applicable law or under applicable generally accepted accounting principles);

          (xxiii) (A) lending money, extending credit or making advances to any person (except in the ordinary course of business not in excess of $1,000,000), or (B) purchasing or acquiring any stock, obligation or securities of, or any other interest in, or making any capital contribution to, any other person (other than a Subsidiary);

          (xxiv) the incurrence of any indebtedness for borrowed money by the Company in connection with any Shareholder Debt Financing, and the provision of such Shareholder Debt Financing by the Shareholders;

          (xxv) any call by the Company for payment by a Shareholder of any amounts outstanding with respect to the Shares, other than a call for payment expressly provided for in this Agreement;

         (xxvi) the determination of the date on which a Shareholder shall assign or transfer to the Company, or cause the assignment or transfer to the Company of, as the case may be, a Ship-Build Contract or a Contributed Vessel pursuant to Section 3.03;

         (xxvii) the determination of the date on which a Contributed Vessel that has been chartered to a Shareholder by the Company shall be delivered to the Company pursuant to Section 3.03(d);

         (xxviii) any nomination, appointment or removal of the Non-Shareholder Director; and

         (xxix) any of the above actions to be taken by any of the Company's Subsidiaries from time to time.

     Section 5.03. Representation At Shareholder Meetings. (a) Each of the Shareholders shall be represented at meetings of Shareholders by such officers, directors or employees of such Shareholder as shall be designated from time to time by notice to the other Shareholder; provided that at any meeting of the Shareholders one such designee (a "REPRESENTATIVE") shall be authorized to vote on behalf of each Shareholder. To the fullest extent permitted by law, each Representative at any meeting shall be deemed the agent of the Shareholder that so appointed such Person as its Representative, and shall not be deemed an agent or sub-agent of the Company or the other Shareholder and shall have no duty (fiduciary or otherwise) to the Company or the other Shareholder.

     (b) Any action required or permitted to be taken by the Shareholders, either at a meeting or otherwise (including, without limitation, the giving of consent pursuant to Section 5.02), may be taken without a meeting if all the Shareholders consent thereto in writing and the writing or writings are filed with the minutes of proceedings of the Shareholders.

     Section 5.04. Telephonic Meetings. Shareholders may participate in a meeting of Shareholders by means of conference telephone or similar communications equipment through which all persons participating in the meeting can communicate with each other, and such participation in a meeting shall constitute presence in person at such meeting.

     Section 5.05. Occurrence of a Trigger Event. Notwithstanding anything in this Agreement to the contrary:

     (a) upon the occurrence of a Trigger Event described in Section 8.03(f)(ii) with respect to a Shareholder and until an approved transaction referred to therein has been definitively terminated or abandoned, (i) the approval of such Shareholder shall not be required for the taking of any of the actions described in clauses (xxiv), (xxv), (xxvi) and (xxvii) of Section 5.02 and the related provisions of Article 3, (ii) the presence of such Shareholder shall not be required for the purpose of constituting a quorum for the approval of the actions described in clause (i) of this subsection, (iii) such Shareholder (or if such Shareholder has transferred its Shares to a Permitted Transferee, such Permitted Transferee) shall no longer have the right to vote such Shares with respect to any matter described in clause (i) of this subsection, and (iv) except as contemplated by Article 3, all actions and decisions taken with respect to a Ship-Build Contract or Contributed Vessel of such Shareholder, whether prior to or after an assignment or transfer of such Ship-Build Contract or Contributed Vessel to the Company pursuant to this Agreement, shall be taken by joint decision of the Shareholders; and

     (b) upon the occurrence of a Change of Control with respect to a Shareholder, (i) the presence of such Shareholder shall not be required for the purpose of constituting a quorum for the transaction of business by the Shareholders, (ii) the approval of such Shareholder shall not be required for the taking of any Fundamental Decision, and the approval of the other Shareholder of any matter to be approved by the Shareholders (including a Fundamental Decision) shall constitute the approval of the Shareholders with respect to such matter, (iii) such Shareholder (or, if such Shareholder has transferred its Shares to a Permitted Transferee, such Permitted Transferee) shall no longer have the right to vote such Shares with respect to any matter submitted to the shareholders of the Company for a vote, as provided in the Company Articles, and (iv) all actions and decisions taken with respect to a Ship-Build Contract or Contributed Vessel of such Shareholder, whether prior to or after an assignment or transfer of such Ship-Build Contract or Contributed Vessel to the Company pursuant to this Agreement, shall be taken by the other Shareholder.

                                       ARTICLE 6

                             FINANCIAL MATTERS; INFORMATION

     Section 6.01. Fiscal Year. The fiscal year ("FISCAL YEAR") of the Company shall end on December 31 in each year.

     Section 6.02. Books of Account. At all times during the continuance of the Company, the Company shall maintain separate books of account for the Company and its Subsidiaries that shall show a true and accurate record of all costs and expenses incurred, all charges made, all credits made and received and all income derived in connection with the operations of the Company and its Subsidiaries. Such books of account shall at all times be maintained at the principal place of business of the Company. All such books and records shall be retained by the Company for a period of no less than six years from the date of preparation, issuance or receipt, as the case may be.

     Section 6.03. Financial Statements. (a) Not later than 30 days after the close of each Fiscal Year, the Company will cause to be prepared and furnished to each Shareholder audited financial statements prepared in accordance with generally accepted accounting principles in the United Kingdom ("U.K. GAAP") together with a reconciliation to generally accepted accounting principles in the United States ("U.S. GAAP"), accompanied by the report thereon of the independent accountants for the Company, for such Fiscal Year.

     (b) Not later than 20 days after the close of each quarter, the Company will cause to be prepared and furnished to each Shareholder (i) unaudited quarterly financial statements prepared in accordance with such other information as is necessary for Royal Caribbean and P&O Princess to prepare consolidated quarterly financial statements on a U.K. GAAP basis, together with a reconciliation to U.S. GAAP, and (ii) such financial statements, including adjustments for tax purposes, for use by the Shareholders in filing estimated taxes.

     (c) Not later than 20 days after the close of each month, the Company will cause to be prepared and furnished to each Shareholder monthly unaudited management accounts in such form as the Shareholders shall from time to time request.

     (d) All financial statements and management accounts to be prepared and furnished pursuant to this Section 6.03 shall be prepared in U.S. Dollars.

     Section 6.04. Inspection Rights of Shareholders. Any Shareholder, and any accountants, attorneys, financial advisers and other representatives of such Shareholder, may, from time to time at such Shareholder's sole expense, visit and inspect the properties of the Company and its Subsidiaries, examine (and make copies and extracts of) the books, records and documents of every kind of the Company and its Subsidiaries, and discuss the affairs of the Company or any of its Subsidiaries with its officers, employees and independent accountants, all at such reasonable times as such Shareholder may request on reasonable notice; provided that, without prejudice to any rights by applicable law, the rights of a Shareholder and its accountants, attorneys, financial advisers and other representatives under this Section 6.04 shall terminate immediately upon the occurrence of a Trigger Event with respect to such Shareholder.

                                   ARTICLE 7

                               CERTAIN COVENANTS

     Section 7.01. Confidentiality. (a) Each Shareholder will hold, and shall use its reasonable best efforts to cause its Affiliates (other than the Company or its Subsidiaries), officers, directors, employees, agents, representatives and advisors (its "RELATED PERSONS") to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all documents and information concerning the Company or its Subsidiaries, or the other Shareholder and its Affiliates, furnished to such Shareholder in connection with the Joint Venture Transactions or the ongoing operations of the Company and its Subsidiaries, except to the extent that such information can be shown to have been (i) previously known on a nonconfidential basis by the Shareholder or any of its Affiliates (other than the Company or its Subsidiaries) or Related Persons, (ii) in the public domain through no fault of the Shareholder or any of its Affiliates (other than the Company or its Subsidiaries) or Related Persons, or (iii) independently developed by the Shareholder or any of its Affiliates (other than the Company or its Subsidiaries) or Related Persons without reference to any such documents or information; provided that such Shareholder may disclose such information to its Affiliates and Related Persons on a need-to-know basis in connection herewith so long as such Persons are informed by the Shareholder of the confidential nature of such information and are directed by the Shareholder to treat such information confidentially, and provided further that such Shareholder may disclose such information if required by applicable law or any listing agreement with any securities exchange. Each Shareholder's obligation to hold any such information in confidence hereunder shall be satisfied if it exercises the same care with respect to such information as it would take to preserve the confidentiality of its own similar information. If this Agreement is terminated, the confidence required by this Section shall be maintained and each Shareholder will, and will use reasonable efforts to cause its Affiliates (other than the Company or its Subsidiaries) and Related Persons to destroy, or return upon request, all documents and other materials, and all copies thereof, obtained by such Shareholder or on its behalf from either the Company or the other Shareholder or any of their Affiliates in connection herewith that are subject to such confidence.

     (b) Neither Royal Caribbean nor P&O Princess nor any of their Affiliates, shall use any information obtained by virtue of the relationships contemplated by the Joint Venture Documents for any purpose other than the operation of the Company and its Subsidiaries.

     (c) Each of Royal Caribbean and P&O Princess agrees to establish appropriate internal controls on the provision and use of information so as to ensure compliance with this Section 7.01.

     Section 7.02. Non-competition. Each of Royal Caribbean and P&O Princess agrees that from the date of this Agreement until the third anniversary of such date (or, if this Agreement is earlier terminated pursuant to Section 9.01, until the date of such termination) and thereafter until the end of the Term, neither it nor any of its Affiliates (other than the Company or any of its Subsidiaries) shall (or shall have any ownership interest in any Person that shall) directly or indirectly, for its own account or solely or jointly with others, engage in any business or venture which owns, operates, charters and/or markets cruise ships which are primarily designated for or primarily marketed to passengers in France, Italy and/or Spain.

     Section 7.03. Additional Covenants. Each Shareholder covenants and agrees with the other Shareholder and the Company that it will:

         (i) exercise its voting and other rights as a shareholder of the Company in order (insofar as it is able to do so through the exercise of such rights) to give full effect to the terms of this Agreement and the rights and obligations of the parties as set out in this Agreement; and

         (ii) cause each director of the Company appointed by it from time to time (subject to their fiduciary duties to the Company) to exercise his or her voting rights and other powers and authorities in order (insofar as he or she is able to do so through the exercise of such rights, powers and authorities) to give full effect to the terms of this Agreement and the rights and obligations of the parties as set out in this Agreement.

     Section 7.04. Enforceability of Covenants. (a) If any provision contained in this Article 7 shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Article 7. It is the intention of the parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by applicable law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable law, a court of competent jurisdiction shall construe and interpret or reform this Article 7 to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable law.

     (b) The provisions of this Article 7 were negotiated in good faith by the parties hereto, and the parties hereto agree that such provisions are reasonable and are not more restrictive than necessary to protect the legitimate interests of the Shareholders and the Company.

                                   ARTICLE 8

                        TRANSFER OF SHARES; EXIT RIGHTS

     Section 8.01. General Restrictions on Transfers. No Transfer may be made by any Shareholder unless (i) such Transfer is approved in writing by the other Shareholder in its sole discretion, or (ii) such Transfer is expressly permitted by Section 8.02, 8.03 or 8.04.

     Section 8.02. Permitted Transfers. (a) Notwithstanding the foregoing, without the written approval of the other Shareholder, a Shareholder may transfer all, but not less than all, of its Shares at any price or upon any terms and conditions to a wholly-owned Subsidiary of such Shareholder (a "PERMITTED TRANSFEREE"); provided that:

          (i) prior to any such transfer pursuant to this Section 8.02, the Permitted Transferee shall have agreed to be bound by the terms of this Agreement and any other Joint Venture Documents under which the assigning Shareholder has any rights or obligations, pursuant to documentation satisfactory to the other Shareholder; and

          (ii) from the date of such assignment, the transferring Shareholder shall maintain ownership of 100% of the outstanding capital stock of the Permitted Transferee and shall not transfer, sell, assign or otherwise dispose of, or pledge or otherwise encumber, any shares of the Permitted Transferee or any Subsidiary of such transferring Shareholder which directly or indirectly owns any shares of capital stock of the Permitted Transferee.

     (b)   In no event shall the transfer of Shares pursuant to this Section
8.02 relieve any transferring Shareholder from any of its obligations, covenants or agreements under this Agreement or any other Joint Venture Document (including, without limitation, the obligation to make payments to the Company of unpaid amounts of Initial Shareholder Capital with respect to any transferred Shares).

     Section 8.03. Right to Acquire Shares Upon a Change of Control. (a) In the event that a Change of Control occurs with respect to either Royal Caribbean or P&O Princess (the "TRIGGERING SHAREHOLDER"), the Triggering Shareholder will, immediately following the occurrence of such Change of Control, provide notice in writing to the other Shareholder (the "NON-TRIGGERING SHAREHOLDER") of such occurrence (or, if the Non-Triggering Shareholder has notice of the occurrence of such Change of Control with respect to the Triggering Shareholder, it will promptly provide notice in writing thereof to the Triggering Shareholder), setting forth the date and circumstances of such Change of Control (a "CHANGE OF CONTROL NOTICE").

     (b) At any time, and from time to time (but in no event more than once in any twelve-month period) after the receipt or giving of a Change of Control Notice, at the sole election of the Non-Triggering Shareholder, Royal Caribbean and P&O Princess shall cause the Buyout Fair Market Value of the Triggering Shareholder's Shares to be determined by an IB Firm selected by the Shareholders or, if the Shareholders cannot agree, by an IB Firm selected by the American Arbitration Association, the fees of such IB Firm and the American Arbitration Association to be borne by the Triggering Shareholder. Each Shareholder shall, and shall cause the Company to, provide such access to information concerning the Company and its business as the IB Firm may reasonably require in connection with the valuation. The IB Firm shall notify each Shareholder of its determination of the Buyout Fair Market Value within 45 days of appointment (or as soon as practicable thereafter).

     (c) Within 30 days following the determination of the Buyout Fair Market Value of the Triggering Shareholder's Shares, the Non-Triggering Shareholder may provide a notice (the "BUYOUT NOTICE") to the Triggering Shareholder indicating its desire to acquire the Triggering Shareholder's Shares at the Buyout Fair Market Value, and setting forth the date on which such Non-Triggering Shareholder intends to acquire such Shares pursuant to this Section. In the event that the Non-Triggering Shareholder does not provide notice to the Triggering Shareholder of its desire to acquire the Triggering Shareholder's Shares pursuant to this Section 8.03(c), the Non-Triggering Shareholder shall have the right at any time, subject to the limitation set forth in Section 8.03(a), to reinitiate the valuation procedure set forth in Section 8.03(a) and to acquire the Triggering Shareholder's Shares pursuant to this Section 8.03(c).

     (d) Delivery of a Buyout Notice shall also be deemed to be the delivery of a call by the Company for the Unpaid Shareholder Capital with respect to the Triggering Shareholder's Shares (the "CALL AMOUNT"), and the Company hereby authorizes the Non-Triggering Shareholder to serve such a call, and the Triggering Shareholder shall pay to the Company an amount of cash (by wire transfer in immediately available funds), immediately upon receipt of such call, equal to the Call Amount.

     (e) The sale and purchase of the Triggering Shareholder's Shares pursuant to a Buyout Notice shall be consummated as soon as practicable after the later to occur of (i) the date on which the Non-Triggering Shareholder intends to acquire such Shares (as set forth in the Buyout Notice) and (ii) the date by which all Required Governmental Approvals necessary to effect such sale and purchase have been received. Upon the consummation of any purchase and sale pursuant to this Section 8.03, the Triggering Shareholder will deliver its Shares, free and clear of any and all Liens, together with duly executed written instruments of transfer with respect thereto, in form and substance reasonably satisfactory to the Non-Triggering Shareholder, against the issuance by the Non-Triggering Shareholder to the Triggering Shareholder of, at the sole election of the Non- Triggering Shareholder, either (i) shares of preferred stock of the Non-Triggering Shareholder with an aggregate liquidation preference equal to the Buyout Fair Market Value of the Shares delivered to the Non-Triggering Shareholder pursuant to this subsection, such preferred stock to have a fifteen year term and otherwise have the terms set forth on Annex D hereto, (ii) a note with a term of fifteen years and a nominal value equal to the Buyout Fair Market Value, substantially in the form of Annex E, or (iii) a combination of the securities described in the preceding clauses (i) and (ii), such that the sum of the aggregate liquidation preference of such preferred stock and the nominal value of such note delivered pursuant to this clause (iii) equals the Buyout Fair Market Value.

     (f) For purposes of this Agreement, a "TRIGGER EVENT" with respect to a Shareholder means:

          (i)   a Change of Control with respect to such Shareholder; or

          (ii) the Board of Directors or the shareholders of such Shareholder shall have approved any transaction described in Section 8.03(g)(iii).

     (g) For purposes of this Agreement, "CHANGE OF CONTROL" with respect to a Shareholder means the occurrence of any of the following at any time after the date hereof:

          (i) any Person or group (within the meaning of Rule 13d-1 under the Exchange Act) of Persons, shall have become the beneficial owner of more than 50% of the voting power of the then outstanding Voting Securities of such Shareholder; provided that for purposes of this clause (i), with respect to Royal Caribbean, neither Royal Caribbean Significant Shareholder nor any of their respective controlled Affiliates shall be considered a Person or a member of a group of Persons, unless a Royal Caribbean Significant Shareholder shall have become the beneficial owner of more than 50% of the voting power of the then outstanding Voting Securities of Royal Caribbean, disregarding any beneficial ownership that may be attributable to such Royal Caribbean Significant Shareholder by virtue of any agreement or understanding with the other Royal Caribbean Significant Shareholder; or

          (ii) a majority of the Board of Directors of such Shareholder shall consist at such time of individuals other than (x) members of the Boards of Directors of the Shareholders on the date hereof and (y) other members of such Board of Directors recommended, elected or approved to succeed or become a director of such Shareholder by a majority of such directors referred to in clause (x) or by directors so recommended, elected or approved; or

          (iii) (A) a merger, consolidation, tender offer, share exchange, scheme of arrangement, business combination (including, without limitation, by way of a joint venture, contractual merger or dual-listed company structure) or similar transaction involving such Shareholder and any Person or group (within the meaning of Rule 13d-1 under the Exchange Act) shall have been consummated (other than any such transaction involving the other Shareholder) and the shareholders of such Shareholder immediately prior to such transaction shall own less than a majority of the voting power of the then outstanding Voting Securities of the surviving entity or combined group, or (B) such Shareholder shall have consummated, directly or indirectly, the sale of all or substantially all the assets of such Shareholder to a Person (other than the other Shareholder or a wholly-owned Subsidiary of either Shareholder), whether in one transaction or a series of related transactions.

     (h) For purposes of this Section 8.03, references to a Triggering Shareholder's Shares shall also be deemed to include Shares that the Triggering Shareholder has transferred to a Permitted Transferee in accordance with Section 8.02.

     Section 8.04. Right To Put Shares Upon A Change Of Control. (a) During the thirty day period commencing on the occurrence of a Change of Control with respect to a Triggering Shareholder the Triggering Shareholder may notify the Non-Triggering Shareholder in writing (the "PUT NOTICE") that it has elected to sell its Shares to the Non-Triggering Shareholder at the Put Share Amount (the "PUT RIGHT"). Upon receipt of a Put Notice by the Non-Triggering Shareholder, the Triggering Shareholder's exercise of the Put Right shall be irrevocable.

     (b) Upon receipt by the Non-Triggering Shareholder of a Put Notice from the Triggering Shareholder, the Shareholders shall cause the Put Share Amount to be determined by an IB Firm selected by the Shareholders or, if the Shareholders cannot agree, by an IB Firm selected by the American Arbitration Association, the fees of such IB Firm and the American Arbitration Association to be borne by the Triggering Shareholder. Each Shareholder shall, and shall cause the Company to, provide such access to information concerning the Company and its business as the IB Firm may reasonably require in connection with its determination of the Put Share Amount. The IB Firm shall notify each Shareholder of its determination of the Put Share Amount within 30 days of appointment (or as soon as practicable thereafter). As soon as practicable after (but not later than five Business Days after) the last to occur of (i) the date of receipt of the IB Firm's determination of the Put Share Amount, (ii) the date by which all Required Governmental Approvals necessary to effect such sale and purchase have been received, and (iii) the Contribution Completion Date, the Triggering Shareholder shall sell to the Non-Triggering Shareholder, and the Non-Triggering Shareholder shall purchase from the Triggering Shareholder, all of the Triggering Shareholder's Shares; provided that, if all of the events referred to in clauses (i), (ii) and (iii) above have not occurred by the date which is 45 days after the delivery of the Put Notice, the Triggering Shareholder's Put Right shall terminate and the Triggering Shareholder shall no longer have the right to require the Non-Triggering Shareholder to purchase such Shares, and the Non-Triggering Shareholder shall no longer be obligated to purchase such Shares, in each case, pursuant to this Section 8.04.

     (c) Upon delivery of a Put Notice, (i) the Call Amount with respect to the Triggering Shareholder's Shares shall be due and payable by the Triggering Shareholder to the Company, (ii) the Company shall, and the Shareholders shall cause the Company to, serve a notice on Triggering Shareholder calling the Call Amount, and (iii) the Triggering Shareholder shall pay to the Company an amount of cash (by wire transfer in immediately available funds) immediately upon receipt of such call notice, equal to the Call Amount.

     (d) Upon the consummation of any purchase and sale of Shares pursuant to this Section 8.04, the Triggering Shareholder will deliver its Shares, free and clear of any and all Liens, together with duly executed written instruments of transfer with respect thereto, in form and substance reasonably satisfactory to the Non-Triggering Shareholder, against the issuance by the Non-Triggering Shareholder to the Triggering Shareholder of at the sole election of the Non-Triggering Shareholder, either (i) shares of preferred stock of the Non-Triggering Shareholder with an aggregate liquidation preference equal to the Put Share Amount, such preferred stock to have a twenty year term and otherwise have the terms set forth on Annex D hereto, (ii) a note with a term of twenty years and a nominal value equal to the Put Share Amount, substantially in the form of Annex E, or (iii) a combination of the securities described in the preceding clauses (i) and (ii), such that the sum of the aggregate liquidation preference of such preferred stock and the nominal value of such note delivered pursuant to this clause (iii) equals the Put Share Amount.

     (e) Notwithstanding anything in this Agreement to the contrary, (i) in the event that the Triggering Shareholder has delivered a Put Notice pursuant to
Section 8.04(a), and prior to the delivery of the Put Notice, the Non-Triggering Shareholder has not elected to cause the Buyout Fair Market Value to be determined in accordance with Section 8.03(b), then the Non-Triggering Shareholder's right to cause the Buyout Fair Market Value to be determined pursuant to Section 8.03(b) shall be tolled until the earlier to occur of (x) completion of the sale and purchase of the Triggering Shareholder's Shares pursuant to the Put Option, and (y) a material breach of the Triggering Shareholder's obligations under this Section 8.04, and (ii) in the event that the Triggering Shareholder has delivered a Put Notice pursuant to Section 8.04(a), and prior to the delivery of the Put Notice, the Non-Triggering Shareholder has elected to cause the Buyout Fair Market Value to be determined in accordance with Section 8.03(b), then the Non-Triggering Shareholder's right to acquire the Triggering Shareholder's Shares shall be tolled until the earlier to occur of (x) completion of the sale and purchase of the Triggering Shareholder's Shares pursuant to the Put Option, and (y) a material breach of the Triggering Shareholder's obligations under this Section 8.04.

     (f) The Put Right may be exercised once, but only once, by a Triggering Shareholder. In the event that a Triggering Shareholder does not exercise the Put Right during the thirty day period set forth in Section 8.04(a), such Shareholder's right to exercise the Put Right shall terminate.

     (g) For purposes of this Agreement, "PUT SHARE AMOUNT" means an amount, expressed in U.S. Dollars, equal to (A) 50% of the fair market value of equity with respect to the Company, less (B) 10% of the Company Enterprise Value, in each case determined as of the date that the Change of Control occurred with respect to the Triggering Shareholder.

     (h) For purposes of this Agreement, "COMPANY ENTERPRISE VALUE" means (i) the fair market value of equity with respect to the Company, plus (ii) net debt of the Company, determined assuming that the vessels under the Ship-Build Contracts set forth on Annexes A and B have been built, delivered to the Company and fully-paid.

     (i) For purposes of this Article 8, references to a Triggering Shareholder's Shares shall also be deemed to include Shares that the Triggering Shareholder has transferred to a Permitted Transferee in accordance with Section 8.02.

     (j) If Royal Caribbean is a Triggering Shareholder and exercises the Put Right pursuant to this Section 8.04, the consummation of the Put Right by P&O Princess shall be subject to the listing rules of the UKLA (including, if necessary, shareholder approval).

     Section 8.05. Recognition of Transfer of Shares. Notwithstanding anything to the contrary in this Agreement, no Transfer or attempted Transfer of any Shares will be valid and no purchaser, assignee, transferee or other recipient of Shares will be admitted as a shareholder of the Company unless such Transfer is in accordance with this Article 8.

                                   ARTICLE 9

                                  TERMINATION

     Section 9.01. Termination.  This Agreement shall terminate:

     (a)   on such date as the Shareholders may mutually agree in writing;

     (b) on the date on which a Shareholder has transferred all Shares owned by such Shareholder (or a Permitted Transferee of such Shareholder) to the other Shareholder pursuant to Section 8.03 or Section 8.04 hereof;

     (c) if (i) the Company has failed to meet the January Benchmark by January 1, 2003, or (ii) the Company has failed to meet the April Benchmark by April 1, 2003, on the date that either Shareholder gives written notice to the other Shareholder that it has elected to terminate this Agreement, which such notice may be given with respect to the January Benchmark, no earlier than January 1, 2003 and no later than January 31, 2003, and with respect to the April Benchmark, no earlier than April 1, 2003 and no later than April 30, 2003; provided that no Shareholder may give notice to terminate this Agreement pursuant to this Section 9.01(c) if (i) it is then in breach or has failed to perform in any material respect any of its obligations under Article 8 or (ii) a Change of Control has occurred with respect to such Shareholder; or

     (d) concurrently with the termination of the Implementation Agreement pursuant to the final sentence of Section 6.4 of the Implementation Agreement.

     Section 9.02. Effect Of Termination. (a) Except as set forth below, upon a termination of this Agreement pursuant to Section 9.01, the provisions contained herein shall be of no further force and effect; provided that such termination shall not relieve a party hereto from any liability for damages (including, without limitation, any consequential, exemplary, expectancy and special damages) incurred or suffered by any other party hereto as a result of the failure of such party to perform any covenant or agreement hereunder. The provisions set forth in Article 7 (other than Section 7.02), Article 9 and
Article 10 shall survive any termination of this Agreement; provided that, if this Agreement is terminated pursuant to Section 9.01(b), the provisions set forth in Section 3.02 and Section 3.03 of this Agreement shall also survive any termination and remain in full force and effect.

     (b) If this Agreement is terminated pursuant to Section 9.01(a) or 9.01(c), then the Shareholders shall negotiate in good faith and implement a procedure that will, to the maximum extent possible and permitted by law and in the most tax-efficient manner, distribute in kind to each Shareholder the assets contributed, assigned or otherwise transferred to the Company by or on behalf of such Shareholder and, after such distribution, the Shareholders shall take all necessary action to wind up the Company. To the extent that it is not possible or, in the opinion of the Shareholders, desirable for all or any portion of such distribution to be effected prior to the winding up of the Company, then it shall be done as part of such winding up. Except as provided below, the division of the Company's assets between the Shareholders contemplated by the preceding sentences shall be made without regard to value or other factors and without the payment of consideration by the Shareholders. In implementing the foregoing, the fundamental and overriding principle shall be to place both Shareholders, to the maximum extent possible and permitted by law and in the most tax-efficient manner, in the same overall economic position that they would have been had the Company never been formed and the transactions contemplated by this Agreement had never occurred. In applying the above principles, the Shareholders shall in all cases be treated equitably.

                                   ARTICLE 10

                                 MISCELLANEOUS

     Section 10.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

    if to Royal Caribbean, to:

    Royal Caribbean Cruises Ltd.
    1050 Caribbean Way
    Miami, Florida 33132
    Attention: Chairman and Chief Executive Officer
    Facsimile: (305) 372-0441

    with copies to:

    Royal Caribbean Cruises Ltd.
    1050 Caribbean Way
    Miami, Florida 33132
    Attention: General Counsel
    Facsimile: (305) 539-0562

    and

    John McCarthy, Esq.
    Davis Polk & Wardwell
    99 Gresham Street
    London EC2V 7NG
    Facsimile: (44) 20-7418-1400

    and

    Kathy Hughes
    Slaughter and May
    35 Basinghall Street
    London EC2V 5DB
    Facsimile: (44) 20-7600-0289

    If to P&O Princess, to:

    P&O Princess Cruises plc
    77 New Oxford Street
    London WC1A 1PP
    Attention: Chief Executive Officer
    Facsimile: (44) 20-7805-1240

    with copies to:

    P&O Princess Cruises plc
    77 New Oxford Street
    London WC1A 1PP
    Attention: General Counsel
    Facsimile: (44) 20-7805-1240

    and

    Duncan C. McCurrach, Esq.
    Sullivan & Cromwell
    125 Broad Street
    New York, New York 10004
    Facsimile: (212) 558-3588

    and

    Mark Rawlinson
    Freshfields Bruckhaus Deringer
    65 Fleet Street
    London EC4Y 1HS
    Facsimile: (44) 20-7832-7001

    If to the Company, to:

    Joex Limited
    33-37 Athol Street
    Douglas, Isle of Man
    IM1 1LB
    Attention: Simon Cain, Secretary
    Facsimile: (44) 1624-618-448

    with copies to each of the Shareholders,

or to such other address or telecopier number as such party or the Company may hereafter specify for the purpose by notice to the other parties and the Company in the manner provided in this Section 10.01. All such notices, requests and other communications shall be deemed given on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been given until the next succeeding Business Day in the place of receipt.

     Section 10.02. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment by all parties hereto, or in the case of a waiver, by the party or parties against whom the waiver is to be effective.

     (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

     Section 10.03. Expenses. Except as expressly provided otherwise in the Joint Venture Documents, each Shareholder and its Affiliates (other than the Company or its Subsidiaries) shall bear its own costs and expenses incurred in connection with the preparation, negotiation, and entering into of the Joint Venture Documents and performance of and participation in the Joint Venture Transactions.

     Section 10.04. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns; provided that neither Shareholder may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the written consent of the other Shareholder.

     Section 10.05. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

     Section 10.06. Specific Performance. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms hereof and immediate injunctive relief, without the necessity of proving the inadequacy of money damages as a remedy, in addition to any other remedy at law or equity.

     Section 10.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of laws rules of such state.

     Section 10.08. Arbitration. (a) Any and all disputes, controversies or claims arising out of or in connection with this Agreement, any provision hereof, or any alleged breach hereof, and any and all disputes, controversies or claims relating to the validity of this Agreement (all of which are referred to herein as "DISPUTES"), even though some or all of such Disputes are alleged to be extra-contractual in nature, whether such Disputes sound in contract, tort or otherwise, at law or in equity, whether for damages, specific performance or other relief, shall be finally and exclusively determined by final and binding arbitration in accordance with this Section 10.08.

     (b) The arbitral tribunal (the "TRIBUNAL") shall be composed of three arbitrators, which shall be appointed as follows: each Shareholder shall have the right to appoint one arbitrator; the two arbitrators so appointed shall then appoint a third arbitrator who shall serve as the Chairman of the Tribunal. A party, or parties entitled to appoint an arbitrator shall appoint such arbitrator within ten (10) day of receiving notice from a Shareholder of the commencement of an arbitration, failing which such arbitrator shall, at the written request of either Shareholder, be appointed by the International Chamber of Commerce. At the initiation of a proceeding and upon the convening of the Tribunal, the arbitrators shall take an oath of neutrality and shall decide the matters presented to them based upon the evidence submitted in the proceeding and without regard to the origin or circumstances of their appointment or selection for service on the Tribunal.

     (c) The construction and interpretation of this Section 10.08, and all rules of conduct of any arbitration conducted pursuant to this Section 10.08 (including procedural and evidentiary matters), shall be determined by the Tribunal. Unless otherwise unanimously agreed by the arbitrators, the venue of the arbitration shall be Bermuda.

     (d) The Tribunal shall conduct a hearing as soon as reasonably practicable after a matter has been submitted for arbitration by a Shareholder and the members of the Tribunal have been selected. As the Tribunal may direct and without the necessity of subpoenas or other court orders, the Shareholders shall make their agents, employees and witnesses available upon reasonable notice at reasonable times for deposition or for testimony at the hearing and shall respond to requests for documents. An award completely disposing of all Disputes (a "FINAL AWARD") shall be rendered by the Tribunal as soon as reasonably practicable after the hearing. The Tribunal shall not be required to submit a detailed statement of its reasons, but shall set forth concisely in the Final Award the amounts, actions, contractual responsibilities or other remedial conclusions that the Tribunal determines to be appropriate.

     (e) Each Shareholder acknowledges and agrees that in the event either Shareholder breaches any of its obligations under this Agreement, the other Shareholder would be irreparably harmed and could not be made whole by monetary damages alone. Both Shareholders accordingly agree that the Tribunal shall have the authority to grant any Shareholder all appropriate non-monetary relief, including ordering a breaching party to comply fully with its obligations under the Agreement, ordering specific performance or granting temporary or permanent injunctive relief; provided, however, that nothing in this Section 10.08 shall be construed to limit the Tribunal in awarding monetary damages, whether as a sole remedy or together with remedies for specific performance and/or injunctive relief.

     (f) Any award made by the Tribunal shall be final and binding upon each Shareholder, each of which expressly waives all right to appeal or recourse to any court. The Final Award may be confirmed, and a judgement entered or enforced, in any count of competent jurisdiction in the United States, the United Kingdom or the Isle of Man.

     (g) The fees and expenses of the arbitrators shall be borne equally by the Shareholders, but the Final Award may include such allocations and awards of the arbitrators' fees and expenses as the Tribunal determines is appropriate.

     (h) Notwithstanding anything to the contrary contained in this Agreement, no Shareholder shall have any liability to the other Shareholder or the Company for any failure by the Company to meet either the January Benchmark or the April Benchmark or any act or omission that directly or indirectly gives rise to any such failure.

     Section 10.09. Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

     Section 10.10. Further Assurances. The Shareholders will execute and deliver such further instruments and do such further acts and things as may be required to carry out the intent and purpose of this Agreement.

     Section 10.11. Entire Agreement. This Agreement and the other Joint Venture Documents, including any exhibits or schedules hereto or thereto, or any other instruments, agreements or documents referenced herein or therein, constitute the entire agreement among the parties hereto and thereto with respect to the subject matter hereof and thereof, and supersede all other prior agreements, understandings, representations, warranties or undertakings with respect thereto, both written and oral.

     Section 10.12. Conflicts with Company Articles. To the extent that any of the provisions of this Agreement conflicts with any of the provisions of the Company Articles, the provisions of this Agreement shall prevail.

     Section 10.13. Public Announcements. Except as may be required by applicable law or any listing agreement with any securities exchange, neither Shareholder shall issue any press release or make any public statement with respect to the Company or its business, operations, financial condition or results of operations without the prior written consent of the other Shareholder.

     Section 10.14. No Partnership Or Fiduciary Duties. Neither this Agreement nor the transactions contemplated by this Agreement are intended to create a partnership or agency relationship between the Shareholders or their respective Subsidiaries or to create any fiduciary duties on the part of a Shareholder with respect to the Company or the other Shareholder.

     Section 10.15. Headings. Headings are for ease of reference only and shall not form a part of this Agreement.

     Section 10.16. Interpretation. The parties hereto acknowledge that this Agreement and the other Joint Venture Documents have been drafted jointly by the parties hereto and agree that this Agreement and the other Joint Venture Documents will not be construed against any party as a result of any role such party may have had in the drafting process.

     IN WITNESS WHEREOF, the parties hereto have entered into this Agreement or have caused this Agreement to be duly executed by their respective authorized officers, in each case as of the day and year first above written.

                                          ROYAL CARIBBEAN CRUISES LTD.

                                          By: /s/ RICHARD D. FAIN
                                            ------------------------------------
                                              Name: Richard D. Fain
                                              Title: Chairman and Chief
                                              Executive Officer

                                          By: /s/ PETER RATCLIFFE
                                            ------------------------------------
                                              Name: Peter Ratcliffe
                                              Title: Chief Executive Officer

                                          By: /s/ PETER RATCLIFFE
                                            ------------------------------------
                                              Name: Peter Ratcliffe
                                              Title: Director

                                                                         ANNEX A

                      ROYAL CARIBBEAN SHIP-BUILD CONTRACTS

1. Contract for construction of Hull #S657 between Royal Caribbean Cruises Ltd. and Meyer Werft.

2. Contract for construction of Hull #S658 between Royal Caribbean Cruises Ltd. and Meyer Werft.

                                                                         ANNEX B

                       P&O PRINCESS SHIP-BUILD CONTRACTS

1. Contract for construction of Hull #2180 between Fairline Shipping International Corp. and Mitsubishi Heavy Industries Limited.

2. Contract for construction of Hull #2181 between Fairline Shipping International Corp. and Mitsubishi Heavy Industries Limited.

                                                                         ANNEX C

                              FORM OF GUARANTY OF
                           SHAREHOLDER DEBT FINANCING

     THIS GUARANTY ("Guaranty"), is made and entered into as of [INSERT DATE OF ISSUANCE], by [NAME OF NON-FUNDING SHAREHOLDER], a corporation organized and
existing under the laws of           (with its successors, the "Guarantor") for
the benefit of [NAME OF FUNDING SHAREHOLDER] (with its successors and assigns, the "Beneficiary").

     WHEREAS, the Guarantor, the Beneficiary and Joex Limited, a company formed under the laws of the Isle of Man (the "Obligor") are parties to a Joint Venture Agreement, dated as of November 19, 2001 (the "Agreement"; terms defined in the Agreement and not otherwise defined herein being used herein as therein defined);

     WHEREAS, each of the Guarantor and the Beneficiary owns 50% of the outstanding share capital of the Obligor;

     WHEREAS, the provision of Shareholder Debt Financing in the principal amount of $[INSERT APPROVED AMOUNT] (the "Shareholder Debt Financing Amount") by the Shareholders (the "Approved Shareholder Debt Financing") has been approved in accordance with the terms of the Agreement;

     WHEREAS, the Guarantor has elected not to provide its pro rata share of such Approved Shareholder Debt Financing;

     WHEREAS, the Beneficiary has elected to provide to the Company the entire amount of such Approved Shareholder Debt Financing; and

     WHEREAS, simultaneously with the provision of such Approved Shareholder Debt Financing by the Beneficiary, the Guarantor is required to issue to the Beneficiary a guaranty with respect to 50% of the Shareholder Debt Financing Amount (the "Guaranteed Amount") pursuant to Section 3.02(b) of the Agreement.

     NOW, THEREFORE, in consideration of the foregoing premises, the promises and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Guarantor agrees as follows:

1. Guaranty. The Guarantor hereby absolutely, irrevocably and unconditionally guarantees to the Beneficiary the full and complete payment when due of the Guaranteed Amount payable by the Obligor pursuant to the Approved Shareholder Debt Financing (the "Guaranteed Obligations"). Upon failure by the Obligor to pay punctually amounts due under the Guaranteed Obligations, Guarantor shall forthwith on written demand pay the amount not so paid or perform the obligation not performed, in either case at the place and in the manner specified in the Approved Shareholder Debt Financing.

2. Guaranty Unconditional. The obligations of the Guarantor hereunder shall be unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by:

     (a) any extension, renewal, settlement, compromise, waiver or release in respect of any obligation of the Obligor with respect to the Approved Shareholder Debt Financing, by operation of law or otherwise;

     (b) any modification or amendment of, supplement to, or termination of the Agreement;

     (c) any change in the corporate existence, structure or ownership of the Obligor, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Obligor or its assets or any resulting release or discharge of any obligation of the Obligor with respect to the Guaranteed Obligations;

     (d) the existence of any claim, set-off or other rights which the Guarantor may have at any time against the Obligor, the Beneficiary or any other entity, whether in connection with the Approved Shareholder Debt Financing or with any unrelated transactions, provided that nothing herein shall prevent the assertion of any such claim by separate suit or compulsory counterclaim; or

     (e) any invalidity or unenforceability relating to or against the Obligor for any reason under the Approved Shareholder Debt Financing or any provision of applicable law or regulation purporting to prohibit the payment by the Obligor of any amounts payable pursuant to the Approved Shareholder Debt Financing.

3. Discharge Only Upon Payment in Full; Reinstatement In Certain Circumstances. The Guarantor's obligations hereunder shall remain in full force and effect until the Guaranteed Obligations shall have been satisfied in full. If at any time any payment of any Guaranteed Obligations is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy or reorganization of the Obligor or otherwise, the Guarantor's obligations hereunder with respect to such payment shall be reinstated as though such payment had been due but not made at such time.

4. Waiver by the Guarantor. The Guarantor irrevocably waives acceptance hereof, presentment, demand, protest and any notice not provided for herein, as well as any requirement that at any time any action be taken by any person or entity against the Guarantor, the Obligor or any other person or entity.

5. Subrogation. Upon making full payment with respect to any obligation of the Obligor hereunder, the Guarantor shall be subrogated to the rights of the Beneficiary against the Obligor with respect to such obligation; provided that the Guarantor shall not enforce any payment by way of subrogation so long as any Guaranteed Obligations remain unpaid.

6. Representations and Warranties. The Guarantor represents and warrants to the Beneficiary that:

     (a) the Guarantor is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization;

     (b) the execution, delivery and performance by the Guarantor of this Guaranty are within the Guarantor's corporate powers and have been duly authorized by all necessary corporate;

     (c) this Guaranty has been duly executed and delivered by the Guarantor and constitutes a legal, valid and binding obligation of the Guarantor, enforceable in accordance with its terms; and

     (d) the execution, delivery and performance of this Guaranty (i) do not require any consent or approval of, registration or filing with, or other action by, any governmental authority, except such as have been obtained and are in full force and effect, (ii) will not violate any applicable law or regulation or the memorandum of association or other organizational documents of the Guarantor or any order of any court or governmental authority, and (iii) will not violate or result in a default under any indenture, agreement or other instrument binding upon the Guarantor or any of its properties or give rise to a right thereunder to require the Guarantor to make any payment.

7. Notices. All notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail, or sent by telecopy, as follows:
     (i) if to the Guarantor, to it at [address], Attention of [name], Telecopy No. [number] and (ii) if to the Beneficiary, to it at [address], Attention of [name], Telecopy no. [number]. Each party hereto may change its address or telecopy number for notices and other communications hereunder by notice to the other party. All notices and other communications given in accordance with the provisions of this Guaranty will be deemed to have been given on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been given until the next succeeding business day in the place of receipt.

8. Amendments and Waivers. This Guaranty sets forth the entire understanding between the Beneficiary and the Guarantor and supersedes and replaces all prior or contemporaneous communications and agreements of the parties, written or otherwise, concerning the subject matter of this Guaranty. Any provision of this Guaranty may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by the Beneficiary and the Guarantor.

9. Severability. If any term, provision, covenant or restriction of this Guaranty is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Guaranty shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Guaranty so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

10. Successors and Assigns. This Guaranty shall be binding upon the Guarantor and its successors and assigns, for the benefit of the Beneficiary and its successors and assigns.

11. Governing Law. This Guaranty shall be construed in accordance with and governed by the law of the State of New York.

12. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS GUARANTY.

                                          [NAME OF GUARANTOR]

                                          By:
                                          --------------------------------------
                                              Name:
                                              Title:

Agreed to and accepted by:

[NAME OF BENEFICIARY]

By:
----------------------------------------------------
    Name:
    Title:

                                                                         ANNEX D

                            TERMS OF PREFERRED STOCK

     -  Non-voting under any circumstances.

     - 5% cumulative dividend, when, as and if declared by the board of directors of the issuer.

     - No dividends or other distributions may be declared or paid on the common stock or ordinary shares, as the case may be, of the issuer unless all accrued but unpaid dividends on the preferred for past and current dividend periods have been or are contemporaneously paid.

     -  Not convertible into any other equity securities of the issuer.

     -  Callable at any time by the issuer in exchange for cash.

     - Mandatory redemption at the end of the term only to the extent of distributable profits; if not redeemed at the end of the term, shares convert into a demand note in the amount of the unpaid liquidation preference.

                                                                         ANNEX E

                          FORM OF SHARE PURCHASE NOTE

$ [AMOUNT]                                                    [DATE OF ISSUANCE]

                                                             [PLACE OF ISSUANCE]

     FOR VALUE RECEIVED, the undersigned, [INSERT NAME OF NON-TRIGGERING
SHAREHOLDER], a           corporation ("Maker"), promises upon the terms and
subject to the conditions hereinafter set forth, to pay to the order of [INSERT
NAME OF TRIGGERING SHAREHOLDER], a           corporation ("Payee"), the
principal sum of [AMOUNT AS DETERMINED PURSUANT TO THE JOINT VENTURE AGREEMENT] DOLLARS ($[AMOUNT]).

     The principal balance of this Note shall bear interest at the rate of five per cent (5%) per annum, on the basis of a three hundred sixty (360) day year, until paid in full and shall be due and payable in one payment on [INSERT DATE FIFTEEN YEARS/TWENTY YEARS, AS THE CASE MAY BE, FROM DATE OF ISSUANCE]. Interest on this Note shall be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year. If the date on which any payment hereunder falls due is not a day on which commercial banks are open for the transaction of business in [CITY], [STATE] (a "Business Day"), such payment shall be due and payable on the Business Day next following. Notwithstanding anything in this Note to the contrary, no payment shall be made or required to be made by Maker with respect to this Note unless Payee has complied in full with its obligations under [Section 8.03] [Section 8.04] of the Joint Venture Agreement, dated November 19, 2001, among Maker, Payee and Joex Limited.

     All payments of principal and interest hereunder shall be made in lawful money of the United States of America in same day or immediately available funds at an office of Payee located in the United States of America, as the holder of this Note may duly designate to Maker in writing. Maker will pay all amounts due hereunder free and clear of and without reduction for (except to the extent required by applicable law) any taxes, levies, imposts, deductions, withholding or charges and without set-off or counterclaim ("Withholding Taxes"); provided that, if any deduction or withholding of any amount whatsoever from any payment due under this Note is required or made, the sums payable by Maker shall be increased to the extent necessary to ensure that, after the making of any such deduction or withholding, the Payee receives on the due date a net sum equal to what it would have received had no such deduction or withholding been required or made; provided further that Maker shall not be obligated to increase the sums payable to Payee on account of Withholding Taxes to the extent Payee could have avoided such Withholding Taxes by furnishing any certificate or other documentation claiming relief from such Withholding Taxes if Maker has timely notified Payee of such certificate or other documentation.

     This Note shall rank junior in all respects to all of Maker's outstanding indebtedness (whether outstanding as of the date hereof or incurred subsequent to the date hereof), except for such indebtedness of Maker that by its terms shall rank pari passu with or be subordinated to this Note. Payee agrees that
(i) in the event of any insolvency, bankruptcy, dissolution, winding up, liquidation, reorganization, marshalling of assets or liabilities, assignment for the benefit of creditors or other similar proceedings relating to Maker, its debts, its property or its operations, whether voluntary or involuntary, all indebtedness of Maker, other than obligations arising under this Note and indebtedness of Maker that by its terms shall rank pari passu with or be subordinated to this Note, shall be first paid or otherwise satisfied in full before Payee shall be entitled to receive or retain any payment or distribution with respect to Maker's obligations under this Note, and (ii) in circumstances where clause (i) of this sentence is not applicable, no payment of any nature in respect of this Note shall be made by Maker if, at the time such payment is required, a default in the payment when due of all or any portion of any indebtedness of Maker (other than indebtedness of Maker that by its terms shall rank pari passu with or be subordinated to this Note) shall have occurred and shall not have been cured or waived in accordance with its terms. For the purposes of this Note, indebtedness of Maker shall mean any indebtedness, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances, capital lease obligations, the balance deferred and unpaid on the purchase price of any property, as well as all indebtedness of others secured by a lien on any asset of Maker and the guaranty by Maker of any indebtedness of any other person.

     No delay on the part of any holder hereof in exercising any rights hereunder and no waiver of any payment shall operate as a waiver of any power or right on the non-performance or default or non-payment of any of the obligations above-mentioned.

     This Note may be prepaid by Maker, in its sole discretion, in whole or in part at any time without premium or penalty, together with accrued interest through the date of such prepayment.

     If any provision of this Note or the application hereof to any person or any circumstance shall, for any reason and to any extent, be invalid or unenforceable, neither the remainder of this Note nor the application of such provision to any other person or circumstance shall be affected thereby, but rather the same shall be enforced to the greatest extent permitted by law.

     This Note shall be governed by and construed in accordance with New York law, without reference to conflicts of law principles of such state.

                                          EXECUTED AS OF [INSERT DATE OF
                                          ISSUANCE]

                                          [INSERT NAME OF MAKER]

                                          By:
                                          --------------------------------------
                                              Name:
                                              Title:

                                       E-2